FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2003.

Total number of pages: 7.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Nomura Announces Number of Treasury Shares to be Disposed]	4
2. [Report on Corporate Stock Repurchase]	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    September 17, 2003

Tokyo, 17 September 2003

Nomura Announces Number of Treasury Shares to be Disposed

Nomura Holdings, Inc. (the “Company”) announced today that the number of treasury shares to be disposed was determined. Mitsubishi Securities Co., Ltd. (the “Manager”), which has been expected to subscribe for those shares in connection with the secondary offering and over-allotment option, informed the Company of its intention to purchase all shares available for disposal.

The Company resolved to carry out the secondary offering and disposal of treasury shares at a meeting of the Executive Management Board held on August 22, 2003.

Treasury Shares to be Disposed

1. Number of shares to be disposed (final)	4,650,000 shares (Number of shares originally for disposal 4,650,000)

2. Aggregate disposal price (final)	Japanese yen 7,966,752,000 (Yen 1713.28 per share)

3. Treasury shares outstanding after the disposal	20,409,000 shares

(Reference information)

For detailed information with respect to the disposal of treasury shares by allocation to the Manager, which was resolved at a meeting of the Executive Management Board held on August 22, 2003 together with the secondary offering of our shares and secondary offering conducted by exercise of over-allotment option, please refer to the press release entitled “Nomura Announces Secondary Offering of its Shares and Disposal of Treasury Shares,” which was submitted on Form 6-K to the SEC via EDGAR and is available on its website.

Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

(English Translation)

Report on Corporate Stock Repurchase

(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

September 9, 2003

Nomura Holdings, Inc.

President & CEO    Nobuyuki Koga

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

TEL: 81-3-5255-1000

Contact Person:	Nomura Holdings, Inc.
General Manager of General Affairs Dept. Katsuo Tsunematsu

Address of Nearest Contact: Same as the above

TEL: Same as the above

Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Chuo-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama, Kobe and Chiba Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares                        Common Stock

1.    State of Corporate Stock Repurchase

(1)  State of Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

as of August 31, 2003

Section	Number of Shares	Total Value of Shares	Remarks
Resolution at AGM (Resolution on June 26, 2003)	100,000,000 shares	150,000,000,000 yen	(Note	)
Stock repurchase during this reporting month (Date of Stock Repurchase)	—	—
Aggregate number of shares repurchased as of the end of this reporting month	—	—
Progress with stock repurchase	—	—

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(2)  Repurchase from Subsidiaries

Not applicable.

(3)  Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

2.    Disposition of Shares Repurchased

Not applicable.

3.    State of Possession of Shares Repurchased

as of August 31, 2003

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares
Number of shares repurchased and currently possessed	25,059,000 shares
Number of shares repurchased and currently possessed for retirement of shares by valuation allowance	—

(End)